UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]       Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004.

or

[   ]       Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.

Commission file number: 001-13615

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayovac 401(k) Retirement Savings Plan.

B.         Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Spectrum Brands, Inc.
6 Concourse Parkway
Suite 3300
Atlanta, GA 30328

The following financial statements are furnished herewith:

Report of Independent Registered Public Accounting Firm.
Statements of Assets Available for Plan Benefits.
Statements of Changes in Assets Available for Plan Benefits.
Notes to Financial Statements.

The following exhibit is furnished herewith:

Exhibit 23.1. Consent of Independent Registered Public Accounting Firm.

RAYOVAC 401(k)  RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Assets Available for Plan Benefits -
December 31, 2004 and 2003	2

Statements of Changes in Assets Available for Plan Benefits
For the Years ended December 31, 2004 and 2003	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

KPMG LLP
Suite 2000
3030 Peachtree Street, NE
Atlanta, GA 30308

Report of Independent Registered Public Accounting Firm

Plan Administrator
Rayovac 401(k) Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Rayovac 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year-end) at December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia
June 27, 2005

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN
Statements of Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Plan interest in Master Trust for Rayovac Corporation (note 6)	$68,460,849	$56,704,170
Assets available for plan benefits	$68,460,849	$56,704,170

See accompanying notes to financial statements.

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN
Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Increase in assets:
Investment gain from Master Trust for Rayovac
Corporation (note 6)	$5,461,298	$9,477,538
Interest and dividends	1,062,763	773,198
Participant Contributions	3,493,872	2,933,327
Employer Contributions	1,870,679	1,597,193
Other Deposits (Remington Merger)	4,675,866	—
Rollovers	250,745	160,536
Total increases	16,815,223	14,941,792
Deductions from assets:
Distributions and benefits paid	(5,046,627)	(6,202,966)
Administrative expenses	(11,917)	(14,291)
Total deductions	(5,058,544)	(6,217,257)

Net increase (decrease) in assets	11,756,679	8,724,535
Assets available for plan benefits:
Beginning of year	56,704,170	47,979,635
End of year	$68,460,849	$56,704,170

See accompanying notes to financial statements.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

(1)       Description of the Plan

The following description of the Rayovac 401(k) Retirement Savings Plan (the Plan) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan covering all domestic salaried and non-union hourly employees of Rayovac Corporation (“the Company” or “the Plan Sponsor”). The purpose of the Plan is to provide supplemental support for participants upon their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s assets are included in the Master Trust for the Company (Master Trust). The Master Trust also includes the assets of the Rayovac 401(k) Savings Plan for Hourly Employees (which covers hourly union employees).

(b)       Eligibility

Employees are eligible to participate in the Plan on the first day of the month coinciding with the ninetieth day following the date the employee performed his or her first hour of service. Part-time employees of the Dixon Division are eligible to participate in the Plan on the first day of the month coinciding with the twelve-month period following the employee’s employment date.

(c)       Contributions

Active participants are permitted to make contributions to the Plan in whole percentages up to 50% of their pretax annual compensation, as defined in the Plan document, subject to applicable limits of the Internal Revenue Code (the Code).

The Company is required to make periodic contributions ranging from 3% to 6% of the Participant’s compensation, depending on whether the employee is hourly or salaried and the age of salaried employees, as defined in the Plan. For each participant in the Dixon and the Nashville Division, the Company is required to make matching contributions equal to 25% of the first 4% of pay the participant contributes to the Plan as elective deferrals. Additional amounts may be contributed at the option of the Company’s board of directors. There were no additional contributions in 2004 or 2003.

Company contributions to the participant’s account are generally limited to the lesser of $40,000 or 100% of the participant’s compensation for the Plan year.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

(d)       Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s compensation or account balances, as defined in the Plan document.

(e)       Vesting

A participant is fully vested in his or her entire account balance, including the balances attributable to both the employee contributions and employer contributions, at all times.

(f)       Investment Fund Options

Participant contributions and investment earnings were directed by the individual Plan participants to certain investment choices offered under the Plan through the Master Trust. Descriptions of the investment fund options for 2004 and 2003 are as follows:

Stable Value Fund

This fund, which seeks a reasonable level of income together with stability of principal, invests in Key Trust Company EB Managed GIC Funds, which invest primarily in various investment contracts. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

PIMCO Total Return Fund

This fund, an income oriented mutual fund which also seeks capital appreciation over time, invests in a range of bonds and equities resulting in an intermediate maturity portfolio with a duration between three and six years. Bonds may have variable, fixed, or floating rates of interest. The fund seeks maximum total return consistent with preservation of capital and prudent investment management.

Vanguard Index Trust 500 Portfolio

This fund, a growth and income mutual fund, invests in all 500 stocks in the Standard & Poor’s Composite Stock Price Index (the S&P 500 Index), an index which emphasizes large-capitalization companies and is generally considered to be representative of the U.S. stock market, in approximately the same proportions as they are represented in the S&P 500 Index. The fund seeks to replicate the aggregate price and yield performance of the S&P 500 Index. Balances in this fund may also be invested in short-term money market instruments.

Rayovac Stock Fund

This fund invests in Rayovac Corporation common stock. The fund may also invest a portion of its assets in cash or money market accounts for liquidity purposes only.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

AIM Small Cap Growth Fund

This fund, a growth mutual fund, invests in a portfolio which in turn invests at least 65% of its total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 Index. This fund’s investment objective is long-term growth of capital.

Oakmark Equity and Income Fund

Oakmark Equity and Income Fund seeks current income and preservation and growth of capital. The fund generally invests between 50% and 75% of assets in equities and between 25% and 50% of assets in U.S. government and corporate debt rated AA or higher. It may invest up to 20% of assets in unrated debt or debt rated below investment-grade. The fund may also invest up to 25% of assets in foreign securities.

Van Kampen Growth and Income Fund

Van Kampen Growth and Income Fund seeks income and long-term growth of capital. The fund invests primarily in income-producing equities, including common stocks and convertible securities (although investments are also made in non-convertible preferred stocks and debt securities). It limits investments in foreign securities to 25% of assets.

American Funds Growth Fund of America Fund

American Funds Growth Fund of America Fund seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the U.S. and Canada, and not included in the S&P 500 Index. It may also invest up to 10% of assets in debt securities rated below investment-grade.

MainStay MAP Fund

MainStay MAP Fund seeks long-term growth of capital; current income is a secondary consideration. The fund normally invests at least 65% of assets in equity securities of domestic issuers. It may also invest in common and preferred stocks, convertible securities, ADRs, bonds, notes and debentures.

MFS International New Discovery

MFS International New Discovery Fund seeks capital appreciation. The fund normally invests at least 65% of assets in equity securities of companies with small market capitalizations, typically from at least three countries. It may invest in common stocks and related equity securities, such as preferred stock, convertible securities and depositary receipts of foreign issuers. The fund may also invest in foreign markets, emerging markets and over-the-counter markets. It may engage in active and frequent trading.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

(g)       Payment of Benefits

Upon retirement or termination of employment, the participant’s account balance is payable to him or her, or in the event of death, the participant’s beneficiary. Participants may be eligible for a hardship withdrawal from their pretax participant account under certain circumstances and with the Plan Administrator’s approval.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the assets available for plan benefits and changes in those assets in accordance with accounting principles generally accepted in the United States of America.

(b)       Trust Fund Managed by New York Life Trust Company

Under the terms of a trust agreement between the New York Life Trust Company (the Trustee) and the Plan, the Trustee manages the Master Trust on behalf of the Plan.

(c)       Valuation of Investments and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust (based on the fair value of the respective investments, as described in the following paragraph) plus actual contributions and allocated investment income, including unrealized gains and losses, less actual distributions, and allocated administrative expenses.

Investments in shares of mutual funds are stated at quoted net asset values. Investments in shares of Rayovac Corporation common stock are stated at quoted market prices.

Purchases and sales of securities are reflected on a trade-date basis. The Plan reports realized and unrealized gains and losses for financial statement purposes based on revalued cost wherein cost is determined as fair value at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan’s investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits and the statements of changes in assets available for plan benefits.

(d)       Benefits Paid

Benefits paid to participants are recorded upon distribution.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

(e)       Administrative Expenses

Expenses incurred in the administration of the Plan are paid both by the Plan and by the Company. Administrative expenses for 2004 and 2003 were approximately $61,000 and $43,000, respectively. The fees paid by the Company for 2004 and 2003 were approximately $49,000 and $29,000, respectively. The fees paid by the Plan, which consist of investment management fees, were approximately $12,000 and $14,000 for 2004 and 2003, respectively (See Note 4).

(f)       Plan Amendments

During 2001, the Plan was amended and restated to incorporate certain legislatively mandated changes collectively known as the GUST Acts. During 2002, the Plan was amended to accommodate certain changes in the tax laws commonly referred to as the Economic Growth and Tax Relief Reconciliation Act of 2001.

During 2004 the Plan was amended to record amounts that transferred from the Remington Products Company, LLC 401(k) Plan as a result of the merger of such plan, shall be 100% vested.

(g)       Use of Estimates

The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in assets available for plan benefits during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(h)       Participant Loans

Participants may receive loans from their accounts up to the lesser of 50% of the individual participant’s vested account balance or $50,000. If the participant has received a loan in the past, however, the $50,000 limit is reduced by the highest outstanding loan balance during the preceding 12-month period. Loan terms must not exceed five years, except in the case of loans used for purchase of a primary residence, in which case the loan period must not exceed ten years. Loans are secured by the vested balance in the participant’s account and bear interest at the Prime Rate plus 150 basis points. Principal and interest payments are due on a quarterly basis or more often and are reinvested in the investment option(s) selected by the participant.

(3)       Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 2001, that the Plan and related Trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and, therefore, the plan continues to qualify under Section 401(k) and the related trust continues to be tax-exempt as of December 31, 2004. Therefore, no provision for income taxes is included in the Plan’s financial statements.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

(4)       Party-in-interest Transactions

The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.

Fees incurred by the Plan for investment management services amounted to approximately $12,000 and $14,000 for the years ended December 31, 2004 and 2003, respectively.

Fees paid during the year for legal, accounting, actuarial and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

(5)       Plan Termination

The Company has the right under the Plan agreement to reduce or cease contributions at the discretion of the Board of Directors, or to amend the Plan at any time and in any respect. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant’s interest in their account shall be nonforfeitable on the date of such termination or discontinuance.

(6)       Master Trust for Rayovac Corporation

At December 31, 2004 and 2003, the Plan’s investment assets were held in a trust account at New York Life and consist of an interest in a Master Trust. The Master Trust also includes the investment assets of the Rayovac 401(k) Savings Plan for Hourly Employees.

A summary of investments in the Master Trust as of December 31, 2004 and 2003, is as follows:

	2004	2003
Assets
Investments, at fair value:
Mutual funds	$66,084,412	$56,751,041
Participant loans, interest rates of Prime plus 150 basis
points	322,094	242,615
Accrued Receivable (Remington Merger)	2,735,304	—
Rayovac Corporation common stock	3,340,636	3,006,640
Total assets	$72,482,446	$60,000,296

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

The changes in assets of the Master Trust during the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Increases in assets:
Investment income:
Net appreciation in fair value of investments:
Mutual funds	$4,543,119	$8,864,775
Rayovac Corporation common stock	1,261,284	1,220,182
Total appreciation in fair value of investments	5,804,403	10,084,957

Interest and dividends	1,118,150	813,908
Total investment income in Master Trust	6,922,553	10,898,865

Participant contributions	4,095,254	3,473,357
Employer contributions	1,870,679	1,597,193
Rollovers	250,745	160,536
Other deposits (Remington merger)	4,675,865	—
Total increases	17,815,096	16,129,951

Deductions from assets:
Distributions and benefits paid	5,318,038	6,708,473
Administrative expenses	14,908	17,940
Total deductions	5,332,946	6,726,413
Net increase (decrease) in assets	12,482,150	9,403,538
Assets, beginning of year	60,000,296	50,596,758
Assets, end of year	$72,482,446	$60,000,296

As of December 31, 2004 and 2003, the Plan has an allocated share of approximately 94.5% and 94.5%, respectively, of the total Master Trust investments. The Plan has an allocated share of investment income (loss) of approximately 94.2% and 94.1% for 2004 and 2003, respectively.

RAYOVAC 401(K) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2004 and 2003

(7)       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003 and net increase in net assets available for benefits for the years ended December 31, 2004 and 2003 per the financial statements to Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$68,460,849	$56,704,170
Difference in assets transferred receivable	2,735,304	—

Net Assets available for benefits per the Form 5500	$65,725,545	$56,704,170

Net increase in net assets available for benefits
per the financial statements	11,756,679	8,724,535
Difference in assets transferred receivable	2,735,304	—

Net increase in assets available for benefits
per the Form 5500	$9,021,375	$8,724,535

(8)       Assets transferred from another plan

During the year ended December 31, 2004 assets of the Remington Products Company, LLC 401K plan were merged into the plan. Assets in the amount of $1,919,044, $13,266 and $604 were transferred into the plan, in April, June, and August, 2005 respectively. Assets in the amount of $2,735,304 were transferred from Remington Products Company, LLC 401(k) plan effective December 31, 2004, but were not received into the plan until January 2005. They have been accounted for as a receivable as at December 31, 2004. A merger conversion asset of $7,647 was also recorded by the plan in 2004 as a result of the transfers from Remington.

(9)        Subsequent Event

  Effective May 2, 2005 Rayovac Corporation, the Plan Sponsors changed its name to Spectrum Brands.

RAYOVAC 401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Current value
94.5% interest in the Master Trust for Rayovac Corporation	$ 68,460,849

See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYOVAC 401(K) RETIREMENT
SAVINGS PLAN

BY    /s/ Joe Wickham
Joe Wickham, Member of
Retirement Plan Committee

June 29, 2005